# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alps Group Inc, CIK 0002025774
CUSIP: G0231P108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Unit E-18-01, Level 18, Icon Tower(East), No. 1, Jalan 1/68F, Jalan Tun Razak, Kuala Lumpur, Malaysia (N8), 50400
Date of event which requires filing of this statement: 10/31/2025
Filed by CIK 0002096272
Persons authorized to receive notices and communications: Dr. THAM Seng Kong, Unit E-18-01, Level 18, Icon Tower(East), No. 1, Jalan 1/68F, Jalan Tun Razak, Kuala Lumpur, Malaysia (N8), 50400, 6011-15050000

## Reporting persons
- Dr. THAM Seng Kong (CIK 0002096272): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 77,144,380; shared voting power 0; sole dispositive power 77,144,380; shared dispositive power 0; aggregate amount beneficially owned 77,144,380 (46.36% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Alps Group Inc
Address of issuer's principal executive offices: Unit E-18-01, Level 18, Icon Tower(East), No. 1, Jalan 1/68F, Jalan Tun Razak, Kuala Lumpur, Malaysia (N8), 50400

## Item 2. Identity and Background
Name of person filing: Dr. THAM Seng Kong
Residence or business address: /o Alps Global Holding Pubco, Unit E-18-01 & E-18-02, Level 18, Icon Tower (East), No. 1, Jalan 1/68F, Jalan Tun Razak, 50400 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Present principal occupation or employment: Chief Executive Officer and Director of the Issuer
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Malaysia

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The responses to Items 4 and 6 of this Schedule 13D are incorporated by reference in this Item 3.

Globalink Investment Inc. ("Globalink") is a party to a merger agreement dated January 30, 2024, as amended and restated on May 20, 2024, and further amended on March 6, 2025, April 18, 2025, September 27, 2025, the "Merger Agreement"), by and among Globalink, GL Sponsor LLC, a Delaware limited liability company, in the capacity as the representative (the "Parent Representative" or the "Sponsor"), the Issuer, Alps Biosciences Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of the Issuer ("Merger Sub"), Alps Life Sciences Inc, a Cayman Islands exempted company ("Alps Holdco") and Dr. Tham Seng Kong, an individual, in the capacity as the representative for the shareholders of Alps Holdco, all in accordance with the terms and conditions of the Merger Agreement (the "Seller Representative").

Upon the Closing, pursuant to the terms of the Merger Agreement, all of the outstanding shares of Alps Holdco was cancelled in exchange for the right to receive the Issuer's ordinary shares. The aggregate consideration for the Business Combination was US$1.6 billion, paid at the Closing in the form of newly issued PubCo ordinary shares, at $10.00 per share (the "Merger Consideration Shares"). The Merger Consideration Shares were allocated pro rata with each shareholder of Alps Holdco receiving a number of PubCo ordinary shares determined in accordance with the terms of the Merger Agreement. Dr. Tham, as a shareholder of Alps Holdco, received 76,852,664 shares of Ordinary Shares as part of his pro rata portion of the Merger Consideration.

Dr. Tham received an additional 291,716 shares of Ordinary Shares pursuant to a novation and debt capitalisation agreement as a partial settlement of debts owed to Dr Tham Seng Kong.

In connection with the Merger, the Reporting Person entered into a Lock-up Agreement, pursuant to which the Reporting Person, subject to certain customary exceptions, agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Shares (the "Lock-Up Shares"), or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to the Lock-Up Shares until (i) (w) with respect to one hundred percent (100%) of the Lock-Up Shares, the date from the Closing until the last date that is six (6) months after the date of the Closing, (x) with respect to ninety percent (90%) of the Lock-Up Shares, the 1st day of the 7th month from the Closing until the date that is nine (9) months after the date of the Closing, (y) with respect to seventy percent (70%) of the Lock-Up Shares, the 1st day of the 10th month from the Closing until the date that is twelve (12) months after the date of the Closing, (z) with respect to forty percent (40%) of the Lock-Up Shares, the 1st day of the 13th month from the Closing until the date that is fifteen (15) months after the date of the Closing, or (ii) if sooner, the date after the Closing on which Globalink consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Globalink's stockholders having the right to exchange their equity holdings in Globalink for cash, securities or other property. For the avoidance of doubt, no Lock-up Shares shall be subject to the terms in the Lock-up Agreement from and after the date that is fifteen (15) months after the date of the Closing.

The foregoing descriptions of the Merger Agreement and Lock-Up Agreement are qualified in their entirety by reference to the Merger Agreement and the form of the Lock-Up Agreement which are filed as exhibits to the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission on December 23, 2024, and declared effective on September 12, 2025 (the "Registration Statement"), and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The acquisition by the Reporting Person of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Person intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

As a director, executive officer and significant stockholder in the Company, the Reporting Person may vote his shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company and or to obtain working capital through the private placement of securities of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

Additional Disclosure

Except as set forth above in this statement, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Articles and Memorandum of Association or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used herein are calculated based upon 166,400,326 shares of the Ordinary Shares outstanding as of October 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person is the direct owner of 77,144,380 shares of Ordinary Shares, representing approximately 46.36% of the outstanding shares of Ordinary Shares (collectively, the "Shares"). The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares.
Transactions in the class effected during the past sixty days: The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NA

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosures set forth in Items 3 and 4 hereinabove is hereby incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The foregoing descriptions of the Merger Agreement and Lock-Up Agreement are qualified in their entirety by reference to the Merger Agreement and the form of the Lock-Up Agreement which are filed as exhibits to the Registration Statement, and are incorporated herein by reference.

## Signatures
- Dr. THAM Seng Kong: /s/ Tham Seng Kong, Tham Seng Kong (11/12/2025)